PE 12/24/2014



NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15005463

February 5, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(2)
Public
Availability: 2-5-15

David I. Meyers
Troutman Sanders LLP
david.meyers@troutmansanders.com

Re: The Brink's Company
Incoming letter dated December 24, 2014

Dear Mr. Meyers:

This is in response to your letters dated December 24, 2014 and January 22, 2015 concerning the shareholder proposal submitted to Brink's by William Steiner. We also have received letters on the proponent's behalf dated January 1, 2015 and January 2, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 5, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Brink's Company
Incoming letter dated December 24, 2014

The proposal requests that the board take the steps necessary so that each voting requirement in Brink's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that Brink's may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Brink's will provide shareholders at Brink's 2015 annual meeting with an opportunity to approve amendments to Brink's articles of incorporation that would replace each provision that calls for a supermajority vote with a majority vote requirement. Accordingly, we will not recommend enforcement action to the Commission if Brink's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Brink's relies.

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

TROUTMAN
SANDERS

TROUTMAN SANDERS LLP
Attorneys at Law
Troutman Sanders Building
1001 Haxall Point
P.O. Box 1122 (23218-1122)
Richmond, Virginia 23219
804.697.1200 telephone
troutmansanders.com

January 22, 2015

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F St. N.E.
Washington, D.C. 20549

Re: The Brink's Company – 2015 Annual Meeting of Shareholders Omission of Shareholder Proposal Submitted by William Steiner – Supplemental Letter

Ladies and Gentlemen:

On December 24, 2014, we submitted a letter (the "No-Action Request") on behalf of our client, The Brink's Company, a Virginia corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Shareholder Proposal") and statements in support thereof received from Mr. John Chevedden on behalf of Mr. William Steiner (the "Proponent").

The Shareholder Proposal requests that the Company's Board of Directors (the "Board") "take the steps necessary so that each voting requirement in the Company's charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

As discussed in the No-Action Request, the Company's Amended and Restated Articles of Incorporation (the "Articles") contain one supermajority voting provision, which requires that any changes to the provisions of the Articles that concern the number and classes of directors be approved by the holders of four fifths of all classes of stock of the Company entitled to vote in the election of directors (the "Supermajority Voting Provision"). The other voting provisions set forth in the Articles are majority vote provisions. There are no supermajority provisions in the Company's Bylaws.

We write supplementally to confirm that on January 22, 2015, the Board adopted resolutions approving and submitting for shareholder approval at the 2015 Annual Meeting of Shareholders (the "Company Proposal") an amendment to the Company's Articles that if approved by shareholders will substantially implement the Shareholder Proposal. Specifically, the Board approved amendments to the Articles to (i) phase out the present three-year staggered terms of office for the Company's directors and instead provide for annual election of directors

and (ii) in conjunction therewith remove the super majority voting requirement that any changes to the provisions of the Articles that concern the number and classes of directors be approved by the holders of four fifths of all classes of stock of the Company entitled to vote in the election of directors (the "Amendment").

If the Company Proposal is approved by the shareholders at the Annual Meeting, the Company will file the articles of amendment that effectuate the Amendment with the State Corporation Commission of the Commonwealth of Virginia (the "SCC") and upon issuance of a certificate of amendment by the SCC, the supermajority voting requirements in the Articles will be removed and replaced with a majority of the outstanding shares voting requirement. The Amendment is not subject to additional conditions. Upon effectuation of the Amendment, there would then be no supermajority voting provisions in either the Articles or the Bylaws.

I. BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request stated the Company's belief that the Shareholder Proposal may be excluded from the 2015 Proxy Materials pursuant to (i) Rule 14a-8(i)(9), because it calls for a majority of votes cast standard, which directly conflicts with the majority of the outstanding shares voting standard contemplated by the Company Proposal and (ii) Rule 14a-8(i)(10), because the Company Proposal substantially implements the Shareholder Proposal by fulfilling the Shareholder Proposal's stated objectives to eliminate the supermajority voting provisions in the Company's governing documents.

The Board supports the Amendment and approved the Amendment on January 22, 2015. As noted above, the Amendment requires shareholder approval in order to become effective. Thus, the Board also approved submitting the Amendment for shareholder approval at the 2015 Annual Meeting of Shareholders and will recommend that shareholders approve the Amendment. Implementing the Company Proposal through the Amendment effectively reduces the affirmative vote required by the Supermajority Provision to an affirmative vote of the holders of a majority of the outstanding shares of common stock which is set forth in Article I, Division I, Section 3 of the Articles.

On January 16, 2015, Securities and Exchange Commission Chair Mary Jo White directed the Staff to review and report on the proper scope and application of Rule 14a-8(i)(9). In light of this direction to the Staff, on January 16, 2015, the Division of Corporation Finance stated that it will express no views on the application of Rule 14a-8(i)(9) during the current proxy season. In light of this announcement the supplemental letter will focus on Rule 14a-8(i)(10) as the basis for exclusion of the Shareholder Proposal. Nevertheless, the Company continues to believe that the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(9).

II. ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the Shareholder Proposal. Under Rule 14a-8(i)(10), substantial implementation requires that a company's actions satisfactorily address

the essential objective of the Shareholder Proposal. *See, e.g., Exelon Corp. (avail.* Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); and *Masco Corp. (avail.* Mar. 29, 1999).

The Board's actions with respect to the Amendment substantially implement the Shareholder Proposal because the Board has acted to remove the only provision in the Company's Articles that calls for a supermajority vote. As discussed in the No-Action Request, the Staff has, on numerous occasions, including with respect to shareholder proposals that are very similar to the Shareholder Proposal, concurred that a shareholder proposal can be omitted from the proxy statement as substantially implemented under Rule 14a-8(i)(10) when companies have taken actions substantially similar to the Company's actions. In these instances, the Staff's Rule 14a-8(i)(10) no-action relief has applied where similar shareholder proposals have called for the elimination of supermajority voting provisions in favor of a majority of votes cast standard, and instead the company takes action to amend the governing documents to set shareholder voting thresholds based upon a majority of the outstanding shares standard. *See, e.g., Visa Inc.* (avail. Nov. 14, 2014) (concurring with the exclusion of a similar shareholder proposal as substantially implemented where the company will propose to shareholders amendments to the certificate of incorporation and bylaws that would replace each provision that calls for a supermajority vote with a majority of outstanding shares standard); *Hewlett-Packard Co.* (avail. Dec. 19, 2013) (concurring with the exclusion of a similar shareholder proposal as substantially implemented where the company's board of directors approved amendments to its bylaws that would eliminate the supermajority voting standards required for amendments to the bylaws setting a majority of outstanding share standard); *Medtronic, Inc.* (avail. June 13, 2013) (concurring with the exclusion of a similar shareholder proposal as substantially implemented where the company will propose to shareholders amendments to the certificate of incorporation that would replace each provision that calls for a supermajority vote with a majority of outstanding shares vote requirement); *Becton, Dickinson* (avail. Nov. 27, 2012) (finding that elimination of a supermajority provision in its entirety constituted substantial implementation of a simple majority proposal); *McKesson Corporation* (avail. Apr. 8, 2011) (finding that a company proposal to eliminate certain supermajority provisions in their entirety and to reduce the voting threshold of other provisions to a majority of outstanding shares constituted substantial implementation of a simple majority proposal); and *Applied Materials, Inc.* (avail. Dec. 19, 2008) (concurring with exclusion of a simple majority proposal when the company represented that shareholders would have the opportunity to vote on a company proposal that eliminated certain supermajority provisions in their entirety and reduced the voting threshold for other provisions to a majority of outstanding shares). The Board has taken the same actions as described in this precedent, and thus the Shareholder Proposal is excludable under Rule 14a-8(i)(10).

As also discussed in the No-Action Request, the Staff has consistently granted no-action relief in situations where the board lacks unilateral authority to adopt amendments to a charter but, as is the case here, has taken all of the steps within its power to eliminate the supermajority

voting requirements in the charter and submitted the issue for shareholder approval. *See, e.g., Visa, Inc.* (avail. November 14, 2014); *Medtronic, Inc.* (avail. June 13, 2013); *McKesson Corporation* (avail. Apr. 8, 2011); *Applied Materials, Inc.* (avail. Dec. 19, 2008); and Sun *Microsystems, Inc.* (avail. Aug. 28, 2008). The Board supports the Amendment and approved the Amendment on January 22, 2015. As noted above, the Amendment requires shareholder approval in order to become effective. Thus, the Board also approved submitting the Amendment for shareholder approval at the 2015 Annual Meeting of Shareholders and will recommend that shareholders approve the Amendment. Accordingly, the Shareholder Proposal may be excluded from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(10).

Finally, the Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that will substantially implement the Shareholder Proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Visa, Inc.* (avail. Nov. 14, 2014); *Hewlett-Packard Co.* (avail. Dec. 19, 2013); *Starbucks Corp.* (avail. Nov. 27, 2012); *NiSource Inc.* (avail. Mar. 10, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail. Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the Shareholder Proposal, and the company supplementally notified the Staff of the board action). Accordingly, the Shareholder Proposal may be excluded from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(10) as the Board supports the Amendment and approved the Amendment, including submitting the Amendment for shareholder approval at the 2015 Annual Meeting of Shareholders and will recommend that shareholders approve the Amendment.

III. CONCLUSION

Based on the foregoing analysis and the No-Action Request, we believe that the Company has taken all steps within its power to eliminate the sole supermajority voting provision in the Company's governing documents. Accordingly, the Company's actions have satisfactorily addressed the essential objective of the Shareholder Proposal, thereby substantially implementing the Shareholder Proposal. Therefore, the Shareholder Proposal is excludable under Rule 14a-8(i)(10), and we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its 2015 Proxy Materials. In accordance with Rule 14a-8(j), a copy of this supplemental letter is being sent on this date to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Sincerely,



David I. Meyers

Enclosures

cc: McAlister C. Marshall, II, Esq.
Lindsay K. Blackwood, Esq.
William Steiner
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 2, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Brink's Company (BCO)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 24, 2014 company request concerning this rule 14a-8 proposal.

The no-action request is additionally incomplete because the company does advise the total number of super majority vote provisions (67% and 80%) that its governing documents have and which of these super majority voting provisions will be eliminated by its tentative proposal.

This is the resolved statement:
"RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: William Steiner

McAlister C. Marshall <mmarshall@brinkscompany.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 1, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Brink's Company (BCO)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 24, 2014 company request concerning this rule 14a-8 proposal.

The no-action request is incomplete because the company does not even advise when the Board of Directors will authorize the action described.

This text on page 9 is not correct:
"the board will have taken all steps within its power to eliminate the supermajority voting provisions."

To the contrary according to "SEC Allows Exclusion of Conflicting Proxy Access Shareholder Proposal":
Posted by Yaron Nili, Co-editor, HLS Forum on Corporate Governance and Financial Regulation, on Sunday December 21, 2014 at 9:00 am
"It may be advisable to retain a proxy solicitor and/or other expert(s) to collect data on the inclinations of the company's largest shareholders, predict the range of shareholder approval that the proposal will likely receive, and advise on the most favorable approach to take given the company's specific circumstances."
Source: The Harvard Law School Forum on Corporate Governance and Financial Regulation

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: William Steiner

McAlister C. Marshall <mmarshall@brinkscompany.com>

TROUTMAN
SANDERS

TROUTMAN SANDERS LLP
Attorneys at Law
Troutman Sanders Building
1001 Haxall Point
P.O. Box 1122 (23218-1122)
Richmond, Virginia 23219
804.697.1200 telephone
troutmansanders.com

December 24, 2014

Via Email (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F St. N.E.
Washington, D.C. 20549

Re: The Brink's Company – 2015 Annual Meeting of Shareholders Omission of Shareholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

This letter is to inform you that our client, The Brink's Company, a Virginia corporation (the "Company" or "Brink's"), intends to omit from its proxy statement and form of proxy for its 2015 annual meeting of shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Shareholder Proposal") and statements submitted in support thereof received from Mr. John Chevedden on behalf of Mr. William Steiner (the "Proponent").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we have (i) filed this letter with the Commission no later than 80 calendar days prior to the date Brink's intends to file its definitive 2015 Proxy Materials with the Commission, and (ii) simultaneously sent a copy of this letter and its attachments to the Proponent and his designee, John Chevedden, as notice of the Company's intent to exclude the Shareholder Proposal from the 2015 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent and Mr. Chevedden that if the Proponent or Mr. Chevedden submits correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should concurrently be furnished to Brink's pursuant to Rule 14a-8(k) and SLB 14D.

I. THE PROPOSAL

The Shareholder Proposal states:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes

> cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the full text of the Shareholder Proposal, including the Proponent's supporting statement, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

II. BASIS FOR EXCLUSION

We hereby respectfully request on behalf of the Company that the Staff concur in our view that the Shareholder Proposal may be excluded from the 2015 Proxy Materials pursuant to Rules 14a-8(i)(9) and 14a-8(i)(10). The Company's Board of Directors (the "Board") supports, and will consider approving at an upcoming Board meeting, amendments to the Company's Amended and Restated Articles of Incorporation (the "Articles") to (i) phase out the present three-year staggered terms of office for the Company's directors and instead provide for annual election of directors and (ii) in conjunction therewith remove the super majority voting requirement that any changes to the provisions of the Articles that concern the number and classes of directors be approved by the holders of four fifths of all classes of stock of the Company entitled to vote in the election of directors (the "Amendment"). Assuming the Board approves the Amendment, the Board will recommend the Amendment for approval by the Company's shareholders (the "Company Proposal") at the 2015 Annual Meeting of Shareholders (the "Annual Meeting"). If the Company Proposal is approved by the shareholders at the Annual Meeting, the Company will file the articles of amendment that effectuate the Amendment with the State Corporation Commission of the Commonwealth of Virginia (the "SCC") and upon issuance of a certificate of amendment by the SCC, the supermajority voting requirements in the Articles will be removed and replaced with a majority of the outstanding shares voting requirement. There are no supermajority voting provisions in the Company's Bylaws.

As discussed below, the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(9), because it calls for a majority of votes cast standard, which directly conflicts with the majority of the outstanding shares voting standard contemplated by the Company Proposal. Further, the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(10), because the Company Proposal substantially implements the Shareholder Proposal by fulfilling the Shareholder Proposal's stated objectives to eliminate the supermajority voting provisions in the Company's governing documents and "pave the way to enact [the] annual election of each director...."

III. ANALYSIS

Article V, Section 3 of the Articles, provides that in addition to any other vote that may be required by statute, stock exchange regulations, the Articles or any amendment thereto, or the bylaws of the Company, the vote of the holders of four-fifths of all classes of stock of the Company entitled to vote in elections of directors (considered for this purpose as one class) shall be required to amend, alter, change or repeal Section 1 or Section 2 of Article V or Section 3 of the Articles (the "Supermajority Provision"). There are no supermajority provisions in the Company's Bylaws.

As noted above, the Board supports the Amendment and will consider approving the Amendment at an upcoming Board meeting. Assuming the Board approves the Amendment, at the Annual Meeting, the Board will recommend that the Company's shareholders adopt the Company Proposal, which together with declassifying the Board would delete Article V, Section 3 of the Articles in its entirety. Deleting Article V, Section 3 of the Articles effectively reduces the affirmative vote required by the Supermajority Provision to an affirmative vote of the holders of a majority of the outstanding shares of common stock which is set forth in Article I, Division I, Section 3 of the Articles.

The Shareholder Proposal May be Excluded under Rule 14a-8(i)(9) Because it Directly Conflicts with the Company Proposal.

Pursuant to Rule 14a-8(i)(9), a company may exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *See* Exchange Act Release No. 34-40018, at n. 27 (avail. May 21, 1998). The purpose of this exclusion is to prevent shareholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management. The Company Proposal and the Shareholder Proposal would present alternative and conflicting decisions for shareholders because, while identical in focus, they contain different thresholds for the appropriate voting standard.

The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See Ellie Mae Inc.* (avail. March 19, 2014) (concurring with the exclusion of a shareholder proposal requesting the company adopt simple majority voting where the company planned to submit a proposal to amend the company's charter and bylaws to replace its supermajority provisions with a majority of shares outstanding standard); *FirstEnergy Corp.* (avail. Mar. 1, 2013) (concurring in excluding a proposal to eliminate all supermajority provisions in the company's governing documents and replace them with a simple

majority vote when the company indicated its plans to submit its own proposal reducing the supermajority voting requirements to a majority of the voting power, provided that the Board is permitted, in its discretion, to set the voting requirement at two-thirds of the voting power); *NASDAQ OMX Group, Inc.* (avail. February 22, 2013) (concurring with the exclusion of a shareholder proposal to adopt simple majority voting where the company planned to submit a proposal to replace its supermajority provisions with a majority of shares outstanding standard); *Alcoa Inc.* (avail. Jan. 6, 2012) (concurring in excluding a proposal requesting the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its articles of incorporation to reduce supermajority provisions to a majority of votes outstanding standard); *Fluor Corporation* (avail. Jan. 25, 2011) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and certificate of incorporation to reduce supermajority provisions to a majority of votes outstanding standard); and *Del Monte Foods Co.* (avail. June 3, 2010) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and certificate of incorporation to reduce supermajority provisions to a majority of votes outstanding standard).

Additionally, the Staff has granted no-action relief under Rule 14a-8(i)(9) where the shareholder-sponsored proposal contained a voting threshold that differed from a company-sponsored proposal, because submitting both proposals to a shareholder vote would present alternative and conflicting decisions for shareholders and create the potential for inconsistent and ambiguous results. *See Ellie Mae Inc.* (avail. March 19, 2014) (described above); *Alcoa, Inc.* (avail. Jan. 6, 2012) (concurring in the exclusion of a shareholder proposal requesting Alcoa replace all supermajority provisions in its charter and bylaws with a majority of votes cast standard, when Alcoa was submitting company proposals to replace all such supermajority provisions with a majority of votes outstanding standard. The Staff noted that the inclusion of both the company proposals and shareholder proposal in Alcoa's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results if the shareholder proposal and the company proposal were approved); *Fluor Corporation* (avail. Jan. 25, 2011) (concurring that the inclusion of both proposals in the company's proxy materials would present alternative and conflicting decisions for the company's shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved); and *Dominion Resources, Inc.* (avail. Jan.19, 2010; *recon. denied* Mar. 29, 2010) (concurring in the exclusion of a shareholder proposal requesting that three supermajority voting provisions in the company's charter and bylaws be replaced with a majority of votes cast standard, finding that the shareholder proposal conflicted with three company proposals that together would reduce the company's supermajority voting provisions to a majority of shares outstanding standard, in response to the company's concern that "submitting all of the proposals to a vote would yield inconsistent, ambiguous, or inconclusive results.").

The Shareholder Proposal conflicts with Company Proposal because it does not contemplate that Article V, Section 3 of the Articles will be removed in its entirety, nor does it conform to the specific majority of outstanding shares of common stock standard that results from the implementation of the Company Proposal. When read in conjunction with the Company Proposal, which provides for the removal Article V, Section 3 of the Articles, the Shareholder Proposal would be unduly confusing to shareholders as it calls for replacement of text that would no longer exist as a result of the Company Proposal and may therefore be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(9).

Further, a favorable shareholder vote for both the Shareholder Proposal and the Company Proposal would result in an inconsistent and inconclusive mandate from the shareholders. If the Company's shareholders were to vote on both the Company Proposal and the Shareholder Proposal, it would not be possible to determine which of the alternative courses of action they preferred. Some shareholders may have supported both proposals while other shareholders may have supported one solely in preference to the other proposal, but would not have supported either proposal as compared to the status quo. Accordingly, inclusion of both proposals in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent, ambiguous or inconclusive results if both proposals were approved.

The Shareholder Proposal May be Excluded Under Rule 14a-8(i)(10) as Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. Interpreting the predecessor to Rule 14a-8(1)(10), the Commission stated that the rule was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. See Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded. *See,*

e.g., Visa, Inc. (avail. November 14, 2014); *Exelon Corp.* (avail. Feb. 26, 2010); and *Exxon Mobil Corp.* (avail. Mar. 23, 2009). The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal." *See The Goldman Sachs Group, Inc.* (avail. Feb. 12, 2014); *Medtronic, Inc.* (avail. June 13, 2013); and *Texaco, Inc.* (avail. Mar. 28, 1991). The company need not take the exact action requested and the company may exercise discretion in implementation without losing the right to exclude the proposal. *See The Goldman Sachs Group, Inc.* (avail. Feb. 12, 2014); and *Medtronic, Inc.* (avail. June 13, 2013). Accordingly, even if a company has not implemented every detail of a proposal, the proposal still may be excluded provided that the company has "substantially implemented" it.

The Staff has, on numerous occasions, including with respect to shareholder proposals that are very similar to the Shareholder Proposal, concurred that a shareholder proposal can be omitted from the proxy statement as substantially implemented under Rule 14a-8(i)(10) when companies have taken actions substantially similar to the Company's actions. In these instances, the Staff's Rule 14a-8(i)(10) no-action relief has applied where similar shareholder proposals have called for the elimination of supermajority voting provisions in favor of a majority of votes cast standard, and instead the company takes action to amend the governing documents to set shareholder voting thresholds based upon a majority of the outstanding shares standard. *See, e.g., Visa Inc.* (avail. Nov. 14, 2014) (concurring with the exclusion of a similar shareholder proposal as substantially implemented where the company will propose to shareholders amendments to the certificate of incorporation and bylaws that would replace each provision that calls for a supermajority vote with a majority of outstanding shares standard); *Hewlett-Packard Co.* (avail. Dec. 19, 2013) (concurring with the exclusion of a similar shareholder proposal as substantially implemented where the company's board of directors approved amendments to its bylaws that would eliminate the supermajority voting standards required for amendments to the bylaws setting a majority of outstanding share standard); *Medtronic, Inc.* (avail. June 13, 2013) (concurring with the exclusion of a similar shareholder proposal as substantially implemented where the company will propose to shareholders amendments to the certificate of incorporation that would replace each provision that calls for a supermajority vote with a majority of outstanding shares vote requirement); *Becton, Dickinson* (avail. Nov. 27, 2012) (finding that elimination of a supermajority provision in its entirety constituted substantial implementation of a simple majority proposal); *McKesson Corporation* (avail. Apr. 8, 2011) (finding that a company proposal to eliminate certain supermajority provisions in their entirety and to reduce the voting threshold of other provisions to a majority of outstanding shares constituted substantial implementation of a simple majority proposal); *MDU Resources Group, Inc.* (avail. Jan. 16, 2010) (permitting exclusion of a simple majority proposal when a company's proposed charter amendments did not modify provisions that conformed to the voting standards of applicable state law); and *Applied Materials, Inc.* (avail. Dec. 19, 2008) (concurring with

exclusion of a simple majority proposal when the company represented that shareholders would have the opportunity to vote on a company proposal that eliminated certain supermajority provisions in their entirety and reduced the voting threshold for other provisions to a majority of outstanding shares).

In *Visa, Inc.* (avail. Nov. 14, 2014), for example, the Staff concurred that the company could omit from its proxy statement under Rule 14a-8(i)(10) a shareholder proposal almost identical to the Shareholder Proposal. Visa's certificate of incorporation required a supermajority vote in order to approve certain actions and amend certain charter provisions. A shareholder submitted a proposal that was substantially similar to the Shareholder Proposal requesting that the board of directors take steps necessary to change each charter and bylaw voting requirement calling for a greater than simple majority vote to a majority of the votes cast for and against related proposals in compliance with applicable laws. After the proposal was submitted, the company submitted a no-action request prior to the board of directors taking action with respect to the supermajority voting provisions set forth in the charter in order to address the timing requirements of Rule 14a-8(j). Subsequently, Visa submitted a supplemental letter to the Staff indicating that its board of directors determined to eliminate in their entirety the charter provisions that contained supermajority voting requirements and replace such provisions with a majority of the outstanding shares vote requirement. The company represented to the Staff that it would provide its shareholders with an opportunity to approve such amendments at its upcoming annual meeting. The Staff concurred with the company's conclusion that the shareholder proposal could be excluded under Rule 14a-8(i)(10), in light of the board action and the anticipated shareholder vote to replace each supermajority voting provision in the company's certificate of incorporation with a majority of the shares outstanding vote requirement.

In this regard, the Staff has consistently granted no-action relief under Rule 14a-8(i)(10) when companies have sought to exclude shareholder proposals requesting elimination of supermajority voting requirements after the boards of directors of those companies have taken action to approve (or were expected to approve) the necessary amendments to their respective articles of incorporation and/or bylaws, and represented that such amendments would be submitted to a vote of shareholders (as applicable) at the next annual meeting. Importantly, these amendments reduced the vote requirement to a majority of the shares outstanding standard even though the shareholder proposal requested a majority of the votes cast standard. *See, e.g., Visa, Inc.* (avail. November 14, 2014); *Medtronic, Inc.* (avail. June 13, 2013); *McKesson Corporation* (avail. Apr. 8, 2011); *Applied Materials, Inc.* (avail. Dec. 19, 2008); and Sun *Microsystems* (avail. Aug. 28, 2008) (permitting exclusion of a simple majority shareholder proposal under Rule 14a-8(i)(10) when the company's board of directors was expected to act on proposed amendments to the certificate of incorporation and bylaws that would reduce the approval thresholds from 75% of outstanding shares to a majority of the outstanding shares). In each of these cases, the Staff granted no-action relief to a company that intended to omit a shareholder

proposal that was similar to the Shareholder Proposal, based on actions by the company's board of directors (and, as applicable, anticipated actions by the company's shareholders) to remove supermajority voting provisions and replace with a majority of the outstanding shares standard.

We are submitting this no-action request on behalf of the Company prior to the Board meeting to consider the Amendment in order to address the timing requirements of Rule 14a-8(j). We will notify the Staff after the Board considers the Amendment. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Visa, Inc.* (avail. Nov. 14, 2014); *Hewlett-Packard Co.* (avail. Dec. 19, 2013); *Starbucks Corp.* (avail. Nov. 27, 2012); *NiSource Inc.* (avail. Mar. 10, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail. Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

Furthermore, the Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the "essential objective" of the proposal, even if the company (i) did not take the exact action requested by the proponent, (ii) did not implement the proposal in every detail, or (iii) exercised discretion in determining how to implement the proposal. *See, e.g., Walgreen Co.* (Sept. 26, 2013) (allowing exclusion of a shareholder proposal requesting an amendment to the company's organizational documents that would eliminate all supermajority vote requirements, where such company eliminated all but one such requirement). In these cases, the Staff concurred with the company's determination that the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) when the company had taken actions that included modifications from what was directly contemplated by the proposal, including in circumstances when the company had policies and procedures in place relating to the subject matter of the proposal, or the company had otherwise implemented the essential objective of the proposal. *See, e.g. Medtronic, Inc.* (avail. June 13, 2013).

Under the standards discussed above, assuming the Board approves the Amendment and submits the Company Proposal to the shareholders at the Annual Meeting, it will have substantially implemented the Shareholder Proposal because the Amendment fulfills the Shareholder Proposal's essential objective: to eliminate the supermajority voting provisions in the Company's governing documents in compliance with applicable laws, and "to pave the way to enact [the] annual election of each director..." which is the Proponent's stated rationale for the Shareholder Proposal. Although the Board lacks unilateral authority to adopt the Amendment, it

will consider whether to recommend that the Company's shareholders approve the Company Proposal at the Annual Meeting. Assuming the Board approves the Amendment and recommends shareholders approve the Company Proposal at the Annual Meeting, the Board will have taken all steps within its power to eliminate the supermajority voting provisions in the Company's governing documents and to phase out the present three-year staggered terms of office for the Company's directors and instead provide for annual election of directors. Based on the above analysis, the Company will have substantially implemented the Shareholder Proposal and the Shareholder Proposal may be excluded from the 2015 Proxy Materials in accordance with Rule 14a-8(i)(10).

IV. CONCLUSION

Based upon the foregoing analysis, we believe that once the Board adopts the resolution approving the Amendment and recommends shareholder approval of the Company Proposal at the Annual Meeting, the Shareholder Proposal will directly conflict with the Company Proposal. In addition, following Board approval of the Amendment, the Company will have substantially implemented the Shareholder Proposal. Therefore, the Shareholder Proposal is excludable under Rules 14a-8(i)(9) and 14a-8(i)(10). Thus, based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Brink's excludes the Shareholder Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Sincerely,



David I. Meyers

Enclosures

cc: McAlister C. Marshall, II, Esq.
Lindsay K. Blackwood, Esq.
William Steiner
John Chevedden

Exhibit A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Lindsay K. Blackwood
Secretary
Brink's Company (BCO)
1801 Bayberry Ct
Richmond, VA 23226
PH: 804-289-9623
FX: 804-289-9770

Dear Ms. Blackwood,

I purchased stock and hold stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

7-28-14
Date

cc: McAlister C. Marshall <mmarshall@brinkscompany.com>

[BCO: Rule 14a-8 Proposal, October 18, 2014]
Proposal 4 – Simple Majority Vote
RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements can block proposals approved by most shareowners but opposed by a management that resists innovation.

This proposal topic also won 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority.

Adoption of this proposal will pave the way to enact annual election of each director which won our 78% shareholder approval at our 2014 annual meeting.

Please vote to protect shareholder value:
Simple Majority Vote – Proposal 4

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email. *** FISMA & OMB Memorandum M-07-16 ***



Post-it® Fax Note 7671	Date 10-22-14	# of pages ▶
To Lindsey Blackwell	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 804-289-9765	Fax #	

BCO

October 21, 2014

William Steiner
*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** in TD Ameritrade Clearing, Inc DTC #0188

Dear William Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that, since October 1, 2013, you have continuously held no less than 100 shares each of American Electric Power Inc (AEP), Sonoco Prods Co (SON), General Electric Co (GE), Nucor Corp (NUE), Brink's Co (BCO), Illinois Tool Works Inc (ITW), Flir Systems Inc (FLIR), Metlife Inc (MET), Verizon Communications Co (VZ), Ameren Corp (AEE) and Herbalife Ltd (HLF) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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